RS investments

State Street Bank and Trust Company

200 Newport Ave.

North Quincy, MA 02171

Re:	RS Investment Trust

Ladies and Gentlemen:

This is to advise you that RS Investment Trust has established a new series, RS Capital Appreciation Fund (the “Fund”). In accordance with the Additional Portfolios provision of Section 21.6 of the Master Custodian Contract dated May 1, 2007, as amended, by and among each registered management investment company party thereto and State Street Bank and Trust Company, the Fund hereby requests that you act as Custodian for its new series under the terms of the aforementioned contract.

Please indicate your acceptance of the foregoing by executing two copies of this letter agreement, returning one to the Fund and retaining one copy for your records.

Sincerely,

RS INVESTMENT TRUST
on behalf of: RS CAPITAL APPRECIATION FUND

By:
Name:
Title:

Agreed and Accepted:

STATE STREET BANK AND TRUST COMPANY

By:
Name:
Title:

Effective Date: [            ], 2010